UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 4, 2011

_____

EOG RESOURCES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**1-9743**	**47-0684736**
(State or other jurisdiction	(Commission File	(I.R.S. Employer
of incorporation)	Number)	Identification No.)

1111 Bagby, Sky Lobby 2
Houston, Texas 77002
(Address of principal executive offices) (Zip Code)

713-651-7000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

EOG RESOURCES, INC.

Item 2.02   Results of Operations and Financial Condition.

On August 4, 2011, EOG Resources, Inc. issued a press release announcing second quarter 2011 financial and operational results and third quarter and full year 2011 forecast and benchmark commodity pricing information (see Item 7.01 below). A copy of this release is attached as Exhibit 99.1 to this filing and is incorporated herein by reference. This information shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing under the Securities Act of 1933, as amended, or Securities Exchange Act of 1934, as amended.

Item 7.01   Regulation FD Disclosure.

Accompanying the press release announcing second quarter 2011 financial and operational results attached hereto as Exhibit 99.1 is third quarter and full year 2011 forecast and benchmark commodity pricing information for EOG Resources, Inc., which information is incorporated herein by reference. This information shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing under the Securities Act of 1933, as amended, or Securities Exchange Act of 1934, as amended.

Item 9.01   Financial Statements and Exhibits.

(d)   Exhibits

99.1   Press Release of EOG Resources, Inc. dated August 4, 2011 (including the accompanying third quarter and full year 2011 forecast and benchmark commodity pricing information).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EOG RESOURCES, INC.
(Registrant)

Date: August 4, 2011   By: /s/ TIMOTHY K. DRIGGERS
                                                 Timothy K. Driggers
                                                 Vice President and Chief Financial Officer
                                                 (Principal Financial Officer and Duly Authorized
                                                 Officer)

EXHIBIT INDEX

Exhibit No.   **Description**

99.1   Press Release of EOG Resources, Inc. dated August 4, 2011 (including the
                   accompanying second quarter and full year 2011 forecast and benchmark commodity
                   pricing information).

EXHIBIT 99.1



EOG Resources, Inc.   P.O. Box 4362   Houston, TX 77210-4362

News Release
For Further Information Contact:

Investors
Maire A. Baldwin
(713) 651-6EOG (651-6364)
Elizabeth M. Ivers
(713) 651-7132

Media
K Leonard
(713) 571-3870

EOG Resources Reports Second Quarter 2011 Results

- Reports 13 Percent Total Company Production Growth in the First Half of 2011 Versus 2010
- Achieves 60 Percent Growth in Second Quarter United States Crude Oil and Condensate Volumes Year-Over-Year
- On Track to Achieve 9.5 Percent Total Company Production Growth in 2011
- Continues to Realize Top Quality, Consistent Results from Eagle Ford Oil
- Adds Oklahoma Panhandle Marmaton to Horizontal Crude Oil Play Book
- Announces Favorable Well Completions from West Texas Wolfcamp and New Mexico Leonard and Bone Spring Plays
- Maintains Strong Performance in North Dakota
- Raises Prospectivity Level of Colorado Niobrara Acreage
- Anticipates Additional $600 Million of 2011 Asset Dispositions to Offset Capital Expenditure Increase

FOR IMMEDIATE RELEASE: Thursday, August 4, 2011

   HOUSTON - EOG Resources, Inc. (EOG) today reported second quarter 2011 net income of $295.6 million, or $1.10 per share. This compares to second quarter 2010 net income of $59.9 million, or $0.24 per share.

Consistent with some analysts' practice of matching cash flow realizations to settlement months, and making certain other adjustments in order to exclude one-time items, adjusted non-GAAP net income for the second quarter 2011 was $299.2 million, or $1.11 per share. Adjusted non-GAAP net income for the second quarter 2010 was $44.9 million, or $0.18 per share. The results for the second quarter 2011 included a $226.2 million, net of tax ($0.84 per share) impairment of certain non-core North American natural gas assets, gains on property dispositions, net of tax, of $105.2 million ($0.39 per share) and a previously disclosed non-cash net gain of $189.6 million ($121.4 million after tax, or $0.45 per share) on the mark-to-market of financial commodity contracts. During the quarter, the net cash inflow related to financial commodity contracts was $6.3 million ($4.0 million after tax, or $0.01 per share). (Please refer to the attached tables for the reconciliation of adjusted non-GAAP net income to GAAP net income.)

Operational Highlights

Total company production increased 13 percent in the first half of 2011 compared to the same period in 2010. Driven by a 60 percent rise in United States crude oil and condensate production during the second quarter, EOG delivered 46 percent total company crude oil, condensate and natural gas liquids production growth versus the second quarter 2010. Leading the crude oil production growth was the South Texas Eagle Ford followed by the Fort Worth Barnett Shale Combo. Also contributing to the increase were newer crude oil and liquids-rich plays such as the Colorado Niobrara, Oklahoma Marmaton, West Texas Wolfcamp and New Mexico Leonard.

"Demonstrating the depth and quality of our portfolio, EOG's crude oil and liquids-rich plays delivered strong, consistent second quarter production results, driving our overall first half 2011 production growth," said Mark G. Papa, Chairman and Chief Executive Officer. "Just as we had forecast, EOG's natural gas production is decreasing due to asset sales and the priority we have placed on developing our outstanding crude oil and liquids investment opportunities."

EOG is on track to achieve its targeted 9.5 percent total company organic production growth for 2011. Total company 2011 crude oil and condensate production is projected to increase by 52 percent, while total company crude oil, condensate and natural gas liquids production is forecast to rise 47 percent over 2010.

Crude Oil and Liquids Activity

Early in its transition to a liquids-focused company, EOG identified the rich oil potential of the South Texas Eagle Ford Shale and amassed a large acreage position in the sweet spot of the crude oil window.

"We are finding that well results across our 535,000 net acre position in the Eagle Ford oil window are remarkably similar. The wealth of drilling, completion and production data at our fingertips is reflected in the steadily rising momentum of our operations and success in achieving more predictable results," Papa said.

As EOG further defines geologic sub-trends and refines completion techniques, the majority of its Eagle Ford wells are being completed to sales at initial production rates in excess of 1,000 barrels of crude oil per day (Bopd). Leveraging this consistency, EOG ramped up its drilling activity from 10 rigs at the beginning of 2011 to its current intensive program of 22 rigs.

In Gonzales County where EOG is actively drilling, the King Fehner Unit #2H, #4H, #5H and #6H wells began initial production at maximum rates ranging from 1,238 to 1,487 Bopd with 1.2 to 1.6 million cubic feet per day (MMcfd) of rich natural gas.

"These are the first Eagle Ford wells that EOG has tested with a tighter spacing pattern. If downspacing proves economically viable, we have the potential to significantly increase our reserves in the Eagle Ford," Papa said.

EOG reported production rates from other successful wells in Gonzales County. The Merritt #4H had a peak initial production rate of 1,361 Bopd with 0.6 MMcfd of rich natural gas. The Steen Unit #1H, #2H, #4H and #6H came online with production rates ranging from 663 to 1,269 Bopd with 0.7 to 1.4 MMcfd of rich natural gas. In its far northeastern acreage where EOG announced success from a fault block earlier this year, the Hill Unit #1H and #3H were completed. They flowed to sales at peak rates of 1,461 and 1,734 Bopd with 1.0 and 1.3 MMcfd of rich natural gas, respectively.

In La Salle County, the Naylor Jones A #2H, 99 #1H and 96 #1H provided additional confirmation of the consistent quality of EOG's 120-mile acreage trend. The wells, located in the southwestern part of EOG's block, had strong production rates ranging from 997 to 1,153 Bopd with 1.0 to 2.3 MMcfd of rich natural gas. In Karnes County, the heart of EOG's extensive acreage, the Max Unit #1H had a peak initial production rate of 1,591 Bopd with 1.5 MMcfd of rich natural gas. Also in Karnes County, the Braune Unit #1H was turned to sales at an initial

rate of 1,611 Bopd with 1.0 MMcfd of rich natural gas. EOG has 100 percent working interest in all 16 of these Eagle Ford wells.

"With the 77 percent crude oil mix of our Eagle Ford acreage position, this large, highly rated resource play has become a significant contributor to fueling EOG's transition to an oil company in a short period of time," Papa said.

EOG announced positive drilling results from a new horizontal crude oil play, the Marmaton sandstone in the Oklahoma Panhandle. In Ellis County where EOG has drilled a series of wells, the Brown 18 #1VH and Opal 31 #1H were completed to sales at production rates of 620 and 1,312 Bopd with 0.7 and 2.6 MMcfd of natural gas, respectively. EOG has 58 and 49 percent working interest in the wells, respectively. EOG has 88 percent working interest in the Fischer 12 #1VH, which began initial production at 508 Bopd, with strong natural gas production. Encouraging well results provide the potential for additional development drilling locations on its 34,000 net acre position. To identify further exploration opportunities, EOG plans to acquire 3D seismic over this acreage.

EOG continues to post excellent drilling results from its 131,400 net acre position in the West Texas Wolfcamp and its 108,000 net acre position in the New Mexico Leonard Shale and Bone Spring Sands plays. The current moderate level of drilling activity is expected to ramp up in 2012 and beyond. Following refinements in completion techniques, recent well results show improvement in crude oil production flow rates.

Drilled and completed in the West Texas Wolfcamp, the University 40-A #0401H began flowing to sales at a maximum oil rate of 935 Bopd with 838 thousand cubic feet per day (Mcfd) of rich natural gas. EOG has 85 percent working interest in this Irion County well. Also in Irion County, the Linthicum M #1H and I #5H had production rates of 809 and 664 Bopd with 892 and 1,178 Mcfd of rich natural gas, respectively. EOG has 75 and 85 percent working interest in the wells, respectively. EOG has 100 percent working interest in the University 9 #2802H, drilled in Reagan County, northwest of its Irion County and Crockett County activity. The well had a peak production rate of 583 Bopd with 254 Mcfd of rich natural gas.

In Lea County, New Mexico where EOG is developing its Leonard Shale acreage, the Caballo 23 #1H was completed at a production rate of 665 Bopd with 1.2 MMcfd of rich natural gas. EOG has 86 percent working interest in the well. In Eddy County, the Elk Wallow 11 St. #4 had a maximum production rate of 735 Bopd with 2.0 MMcfd of rich natural gas. EOG has 75 percent working interest in this Leonard Shale well. Also in Eddy County, EOG drilled the

Parkway 23 State #3H in the Bone Spring Sands, which is producing 511 Bopd with 726 Mcfd of natural gas. EOG holds 81 percent working interest in the well.

Since mid-2009, EOG's Denver-Julesburg Basin drilling activity has been concentrated on its 80,000 net acre Hereford Ranch Field in Weld County, Colorado. The Jake 2-01H discovery, which was drilled as a horizontal well targeting the Niobrara formation, began initial production in late 2009 at a first month average rate of 645 Bopd. Since the first quarter 2011, it has been producing at a relatively stable rate of 250 to 300 Bopd. Following the Jake well, the Elmer 8-31H, which was drilled in March 2010 with a short lateral, had an initial average 30-day production rate of 283 Bopd and is currently producing approximately 225 Bopd. Encouraging data from long-term stabilized crude oil production rates indicate that the Niobrara wells will be characterized by lower initial flow rates, but flatter decline curves than other crude oil resource plays.

Acreage outside EOG's Hereford Ranch Field was also proven productive during the quarter. Southeast of the Hereford Ranch Field, the Fiscus Mesa 9-10H was drilled and completed to sales at an initial controlled rate of 335 Bopd with 174 Mcfd of natural gas. EOG has 86 percent working interest in the well. West of the Fiscus Mesa well, EOG has 75 percent working interest in the Gravel Draw 9-09H that began production at an initial controlled rate of 277 Bopd with 146 Mcfd of natural gas. Based on long-term well production results from its Hereford Ranch Field and new drilling results and production data, EOG has established the economic potential for crude oil development on 169,000 of its 220,000 net acre Niobrara position.

In the Texas Fort Worth Barnett Combo, EOG's program in Montague County and western Cooke County continues to deliver successful production results with efficiency gains in both drilling and completion operations. In western Cooke County, the Gaedke A Unit #3H and #4H and B Unit #5H, #6H and #7H wells were brought to sales at rates ranging from 338 to 696 Bopd with 807 to 2,152 Mcfd of rich natural gas. EOG has 99 percent working interest in the wells. In Montague County, EOG has 100 percent working interest in the Stoddard A Unit #1H, B Unit #2H, C Unit #3H and D Unit #4H that came online at rates ranging from 777 to 918 Bopd with 1,262 to 2,677 Mcfd of rich natural gas. While EOG's efforts have focused on testing new completion techniques in the sweet spot of its core acreage, an inventory of several years of drilling locations has been identified in the play.

Despite weather challenges in the North Dakota Williston Basin over the last eight to nine months, EOG continued its drilling and production activities, as well as operating its

proprietary crude-by-rail transportation system. Although EOG minimized the adverse impact of abnormally wet weather on production goals during the second quarter, completion operations were impacted and area flooding remains an issue.

Drilled with a 9,968 foot long-reach lateral, the Liberty LR #21-36H was completed to sales at a maximum rate of 1,201 Bopd with 1,147 Mcfd of natural gas. EOG has 95 percent working interest in the well. The Fertile #19-29H and #45-29H were both completed in the Bakken formation in Mountrail County. The wells, in which EOG has 38 and 75 percent working interest, respectively, came online at maximum rates of 1,008 and 1,223 Bopd, respectively. In Williams County, EOG has 67 percent working interest in the Hardscrabble 13-3526H, which began flowing to sales at 1,474 Bopd. EOG holds 85 percent working interest in the Clarks Creek 3-0805H, which was completed in the Three Forks formation in McKenzie County at a maximum production rate of 1,384 Bopd.

"EOG's early innovative crude-by-rail midstream investments in the Bakken and Eagle Ford have proven valuable in delivering our crude oil directly to major market hubs given the current lack of available pipeline capacity in these two prolific plays," Papa said. "Our Bakken crude oil rail transportation system was particularly beneficial during the recent North Dakota flooding because it enabled EOG to continue to make crude oil deliveries."

Natural Gas Activity

In North America, EOG's natural gas production decreased 1.6 percent in the second quarter compared to the same prior year period due to reduced drilling activity and natural gas asset sales. In the United States where EOG is employing drilling capital to maintain core leasehold positions, it posted strong operational results from its Marcellus Shale and Haynesville/Bossier Shale natural gas horizontal resource plays. In Canada, EOG's natural gas production decreased due to asset divestitures and the reallocation of capital toward liquids-rich reinvestment opportunities.

Capital Structure

During the second quarter, total cash proceeds from sales of acreage, producing natural gas properties and midstream assets were approximately $684 million. Through the first half of 2011, total cash proceeds from assets sales were $944 million. Based on negotiated purchase and sale agreements and other pending transactions, EOG anticipates property sales for the full year of approximately $1.6 billion, or $600 million higher than the original $1 billion target for 2011. Estimated exploration and production expenditures will range from $6.8 billion to $7.0 billion,

including exploration, development and production facilities and midstream expenditures, an increase of approximately $400 million from EOG's previously stated targets.

At June 30, 2011, EOG's total debt outstanding was $5.2 billion for a debt-to-total capitalization ratio of 30 percent. Taking into account $1.6 billion of cash on the balance sheet at the end of the quarter, EOG's net debt was $3.6 billion for a net debt-to-total capitalization ratio of 23 percent. EOG is targeting a net debt-to-total capitalization ratio of 30 percent or less at both year-end 2011 and 2012. (Please refer to the attached tables for the reconciliation of net debt (non-GAAP) to current and long-term debt (GAAP) and the reconciliation of net debt-to-total capitalization ratio (non-GAAP) to debt-to-total capitalization ratio (GAAP).)

"Our well-timed efforts to recreate EOG as a high margin, crude oil-focused company are paying off," Papa said. "On the basis of both per share earnings and cash flow growth, EOG is positioned to be an industry leader for years to come."

Conference Call Scheduled for August 5, 2011

EOG's second quarter 2011 results conference call will be available via live audio webcast at 8 a.m. Central time (9 a.m. Eastern time) on Friday, August 5, 2011. To listen, log onto www.eogresources.com. The webcast will be archived on EOG's website through August 19, 2011.

EOG Resources, Inc. is one of the largest independent (non-integrated) crude oil and natural gas companies in the United States with proved reserves in the United States, Canada, Trinidad, the United Kingdom and China. EOG Resources, Inc. is listed on the New York Stock Exchange and is traded under the ticker symbol "EOG."

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, including, among others, statements and projections regarding EOG's future financial position, operations, performance, business strategy, returns, budgets, reserves, levels of production and costs and statements regarding the plans and objectives of EOG's management for future operations, are forward-looking statements. EOG typically uses words such as "expect," "anticipate," "estimate," "project," "strategy," "intend," "plan," "target," "goal," "may," "will" and "believe" or the negative of those terms or other variations or comparable terminology to identify its forward-looking statements. In particular, statements, express or implied, concerning EOG's future operating results and returns or EOG's ability to replace or increase reserves, increase production or generate income or cash flows are forward-looking statements. Forward-looking statements are not guarantees of performance. Although EOG believes the expectations reflected in its forward-looking statements are reasonable and are based on reasonable assumptions, no assurance can be given that these assumptions are accurate or that any of these expectations will be achieved (in full or at all) or will prove to have been correct. Moreover, EOG's forward-looking statements may be affected by known and unknown risks, events or circumstances that may be outside EOG's control. Important factors that could cause EOG's actual results to differ materially from the expectations reflected in EOG's forward-looking statements include, among others:

- the timing and extent of changes in prices for, and demand for, crude oil, natural gas and related commodities;
- the extent to which EOG is successful in its efforts to acquire or discover additional reserves;
- the extent to which EOG can optimize reserve recovery and economically develop its plays utilizing horizontal and vertical drilling and advanced completion technologies;
- the extent to which EOG is successful in its efforts to economically develop its acreage in, and to produce reserves and achieve anticipated production levels from, its existing and future crude oil and natural gas exploration and development projects, given the risks and uncertainties inherent in drilling, completing and operating crude oil and natural gas wells and the potential for interruptions of development and production, whether involuntary or intentional as a result of market or other conditions;
- the extent to which EOG is successful in its efforts to market its crude oil, natural gas and related commodity production;
- the availability, proximity and capacity of, and costs associated with, gathering, processing, compression and transportation facilities;
- the availability, cost, terms and timing of issuance or execution of, and competition for, mineral licenses and leases and governmental and other permits and rights-of-way;

- the impact of, and changes in, government policies, laws and regulations, including tax laws and regulations, environmental laws and regulations relating to air emissions, waste disposal and hydraulic fracturing and laws and regulations imposing conditions and restrictions on drilling and completion operations;
- EOG's ability to effectively integrate acquired crude oil and natural gas properties into its operations, fully identify existing and potential problems with respect to such properties and accurately estimate reserves, production and costs with respect to such properties;
- the extent to which EOG's third-party-operated crude oil and natural gas properties are operated successfully and economically;
- competition in the oil and gas exploration and production industry for employees and other personnel, equipment, materials and services and, related thereto, the availability and cost of employees and other personnel, equipment, materials and services;
- the accuracy of reserve estimates, which by their nature involve the exercise of professional judgment and may therefore be imprecise;
- weather, including its impact on crude oil and natural gas demand, and weather-related delays in drilling and in the installation and operation of production, gathering, processing, compression and transportation facilities;
- the ability of EOG's customers and other contractual counterparties to satisfy their obligations to EOG and, related thereto, to access the credit and capital markets to obtain financing needed to satisfy their obligations to EOG;
- EOG's ability to access the commercial paper market and other credit and capital markets to obtain financing on terms it deems acceptable, if at all;
- the extent and effect of any hedging activities engaged in by EOG;
- the timing and extent of changes in foreign currency exchange rates, interest rates, inflation rates, global and domestic financial market conditions and global and domestic general economic conditions;
- political developments around the world, including in the areas in which EOG operates;
- the timing and impact of liquefied natural gas imports;
- the use of competing energy sources and the development of alternative energy sources;
- the extent to which EOG incurs uninsured losses and liabilities;
- acts of war and terrorism and responses to these acts; and
- the other factors described under Item 1A, "Risk Factors", on pages 14 through 20 of EOG's Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and any updates to those factors set forth in EOG's subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K.

In light of these risks, uncertainties and assumptions, the events anticipated by EOG's forward-looking statements may not occur, and, if any of such events do, we may not have anticipated the timing of their occurrence or the extent of their impact on our actual results. Accordingly, you should not place any undue reliance on any of EOG's forward-looking statements. EOG's forward-looking statements speak only as of the date made and EOG undertakes no obligation, other than as required by applicable law, to update or revise its forward-looking statements, whether as a result of new information, subsequent events, anticipated or unanticipated circumstances or otherwise.

Effective January 1, 2010, the United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose not only "proved" reserves (i.e., quantities of oil and gas that are estimated to be recoverable with a high degree of confidence), but also "probable" reserves (i.e., quantities of oil and gas that are as likely as not to be recovered) as well as "possible" reserves (i.e., additional quantities of oil and gas that might be recovered, but with a lower probability than probable reserves). As noted above, statements of reserves are only estimates and may not correspond to the ultimate quantities of oil and gas recovered. Any reserve estimates provided in this press release that are not specifically designated as being estimates of proved reserves may include estimated reserves not necessarily calculated in accordance with, or contemplated by, the SEC's latest reserve reporting guidelines. Investors are urged to consider closely the disclosure in EOG's Annual Report on Form 10-K for the fiscal year ended December 31, 2010, available from EOG at P.O. Box 4362, Houston, Texas 77210-4362 (Attn: Investor Relations). You can also obtain this report from the SEC by calling 1-800-SEC-0330 or from the SEC's website at www.sec.gov.

EOG RESOURCES, INC.
FINANCIAL REPORT
(Unaudited; in millions, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2011	**2010**	**2011**	**2010**
Net Operating Revenues	$ 2,570.3	$ 1,358.0	$ 4,467.4	$ 2,728.7
Net Income	$ 295.6	$ 59.9	$ 429.5	$ 177.9
Net Income Per Share				
Basic	$ 1.11	$ 0.24	$ 1.65	$ 0.71
Diluted	$ 1.10	$ 0.24	$ 1.63	$ 0.70
Average Number of Shares Outstanding				
Basic	265.8	250.8	259.8	250.6
Diluted	269.3	254.5	263.4	254.2

SUMMARY INCOME STATEMENTS
(Unaudited; in thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2011	**2010**	**2011**	**2010**
Net Operating Revenues				
Crude Oil and Condensate	$ 938,518	$ 455,808	$ 1,695,880	$ 861,970
Natural Gas Liquids	183,805	104,241	332,532	207,268
Natural Gas	599,993	553,354	1,183,912	1,230,336
Gains on Mark-to-Market Commodity Derivative Contracts	189,621	37,015	122,875	44,818
Gathering, Processing and Marketing	487,698	195,876	883,281	367,819
Gains on Asset Dispositions, Net	163,771	8,307	235,513	7,632
Other, Net	6,844	3,367	13,363	8,818
Total	2,570,250	1,357,968	4,467,356	2,728,661
Operating Expenses				
Lease and Well	216,695	160,734	431,784	326,726
Transportation Costs	101,965	94,345	199,598	183,056
Gathering and Processing Costs	17,716	13,220	36,912	28,881
Exploration Costs	41,238	50,131	92,147	101,328
Dry Hole Costs	1,676	19,318	24,627	42,395
Impairments	358,654	80,362	447,982	149,957
Marketing Costs	469,437	191,213	854,846	359,977
Depreciation, Depletion and Amortization	602,944	465,343	1,171,170	897,249
General and Administrative	67,406	64,737	137,443	125,160
Taxes Other Than Income	104,266	78,064	210,143	153,529
Total	1,981,997	1,217,467	3,606,652	2,368,258
Operating Income	588,253	140,501	860,704	360,403
Other Income (Expense), Net	6,224	(545)	9,828	2,138
Income Before Interest Expense and Income Taxes	594,477	139,956	870,532	362,541
Interest Expense, Net	51,253	29,897	101,586	55,325
Income Before Income Taxes	543,224	110,059	768,946	307,216
Income Tax Provision	247,650	50,187	339,399	129,329
Net Income	$ 295,574	$ 59,872	$ 429,547	$ 177,887
Dividends Declared per Common Share	$ 0.160	$ 0.155	$ 0.320	$ 0.310

EOG RESOURCES, INC.
<u>**OPERATING HIGHLIGHTS**</u>
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2011	2010	2011	2010
<u>**Wellhead Volumes and Prices**</u>				
Crude Oil and Condensate Volumes (MBbld) [(A)]				
United States	92.3	57.6	86.8	55.9
Canada	8.8	6.6	8.6	6.2
Trinidad	3.3	5.4	3.9	4.6
Other International [(B)]	0.1	0.1	0.1	0.1
Total	104.5	69.7	99.4	66.8
Average Crude Oil and Condensate Prices ($/Bbl) [(C)]				
United States	$ 99.50	$ 73.18	$ 94.05	$ 73.23
Canada	102.65	71.63	93.65	72.39
Trinidad	99.49	68.90	92.33	67.89
Other International [(B)]	101.52	73.21	93.67	72.18
Composite	99.77	72.69	93.95	72.77
Natural Gas Liquids Volumes (MBbld) [(A)]				
United States	38.4	27.5	36.5	25.6
Canada	0.7	0.9	0.8	0.9
Total	39.1	28.4	37.3	26.5
Average Natural Gas Liquids Prices ($/Bbl) [(C)]				
United States	$ 51.50	$ 40.31	$ 49.21	$ 43.23
Canada	60.39	42.55	52.77	44.09
Composite	51.65	40.38	49.29	43.25
Natural Gas Volumes (MMcfd) [(A)]				
United States	1,114	1,069	1,124	1,055
Canada	139	204	141	208
Trinidad	349	341	367	346
Other International [(B)]	13	15	13	16
Total	1,615	1,629	1,645	1,625
Average Natural Gas Prices ($/Mcf) [(C)]				
United States	$ 4.24	$ 4.12	$ 4.17	$ 4.67
Canada	4.16	3.60	3.91	4.42
Trinidad	3.51	2.58	3.35	2.54
Other International [(B)]	5.61	4.27	5.62	4.27
Composite	4.08	3.73	3.98	4.18
Crude Oil Equivalent Volumes (MBoed) [(D)]				
United States	316.4	263.2	310.7	257.5
Canada	32.6	41.5	32.9	41.7
Trinidad	61.4	62.2	65.0	62.3
Other International [(B)]	2.2	2.7	2.3	2.7
Total	412.6	369.6	410.9	364.2
Total MMBoe [(D)]	37.5	33.6	74.4	65.9

(A) Thousand barrels per day or million cubic feet per day, as applicable.
(B) Other International includes EOG's United Kingdom and China operations.
(C) Dollars per barrel or per thousand cubic feet, as applicable. Excludes the impact of financial commodity derivative instruments.
(D) Thousand barrels of oil equivalent per day or million barrels of oil equivalent, as applicable; includes crude oil and condensate, natural gas liquids and natural gas. Crude oil equivalents are determined using the ratio of 1.0 barrel of crude oil and condensate or natural gas liquids to 6.0 thousand cubic feet of natural gas. MMBoe is calculated by multiplying the MBoed amount by the number of days in the period and then dividing that amount by one thousand.

EOG RESOURCES, INC.
SUMMARY BALANCE SHEETS
(Unaudited; in thousands, except share data)

	June 30, 2011	December 31, 2010
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 1,577,438	$ 788,853
Accounts Receivable, Net	1,279,740	1,113,279
Inventories	540,094	415,792
Assets from Price Risk Management Activities	109,225	48,153
Income Taxes Receivable	27,694	54,916
Deferred Income Taxes	-	9,260
Other	103,759	97,193
Total	3,637,950	2,527,446
Property, Plant and Equipment		
Oil and Gas Properties (Successful Efforts Method)	31,588,860	29,263,809
Other Property, Plant and Equipment	1,871,497	1,733,073
Total Property, Plant and Equipment	33,460,357	30,996,882
Less: Accumulated Depreciation, Depletion and Amortization	(13,463,534)	(12,315,982)
Total Property, Plant and Equipment, Net	19,996,823	18,680,900
Other Assets	324,606	415,887
Total Assets	$ 23,959,379	$ 21,624,233
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	$ 1,870,172	$ 1,664,944
Accrued Taxes Payable	148,645	82,168
Dividends Payable	42,976	38,962
Liabilities from Price Risk Management Activities	12,393	28,339
Deferred Income Taxes	50,180	41,703
Current Portion of Long-Term Debt	220,000	220,000
Other	131,872	143,983
Total	2,476,238	2,220,099
Long-Term Debt	5,006,251	5,003,341
Other Liabilities	718,696	667,455
Deferred Income Taxes	3,681,009	3,501,706
Commitments and Contingencies		
Stockholders' Equity		
Common Stock, $0.01 Par, 640,000,000 Shares Authorized and 268,698,963 Shares Issued at June 30, 2011 and 254,223,521 Shares Issued at December 31, 2010	202,687	202,542
Additional Paid In Capital	2,181,157	729,992
Accumulated Other Comprehensive Income	492,880	440,071
Retained Earnings	9,213,356	8,870,179
Common Stock Held in Treasury, 143,309 Shares at June 30, 2011 and 146,186 Shares at December 31, 2010	(12,895)	(11,152)
Total Stockholders' Equity	12,077,185	10,231,632
Total Liabilities and Stockholders' Equity	$ 23,959,379	$ 21,624,233

EOG RESOURCES, INC.
SUMMARY STATEMENTS OF CASH FLOWS
(Unaudited; in thousands)

	Six Months Ended June 30,	
	2011	**2010**
Cash Flows from Operating Activities		
Reconciliation of Net Income to Net Cash Provided by Operating Activities:		
Net Income	$ 429,547	$ 177,887
Items Not Requiring (Providing) Cash		
Depreciation, Depletion and Amortization	1,171,170	897,249
Impairments	447,982	149,957
Stock-Based Compensation Expenses	53,427	44,953
Deferred Income Taxes	206,130	24,493
Gains on Asset Dispositions, Net	(235,513)	(7,632)
Other, Net	(834)	(1,252)
Dry Hole Costs	24,627	42,395
Mark-to-Market Commodity Derivative Contracts		
Total Gains	(122,875)	(44,818)
Realized Gains	31,285	38,827
Other, Net	13,268	8,454
Changes in Components of Working Capital and Other Assets and Liabilities		
Accounts Receivable	(165,300)	(39,275)
Inventories	(127,062)	(67,363)
Accounts Payable	189,250	254,878
Accrued Taxes Payable	94,311	(6,011)
Other Assets	(4,796)	(24,499)
Other Liabilities	(12,017)	(10,930)
Changes in Components of Working Capital Associated with Investing and Financing Activities	76,640	(135,973)
Net Cash Provided by Operating Activities	2,069,240	1,301,340
Investing Cash Flows		
Additions to Oil and Gas Properties	(3,122,567)	(2,288,270)
Additions to Other Property, Plant and Equipment	(340,140)	(115,661)
Proceeds from Sales of Assets	944,481	41,939
Changes in Components of Working Capital Associated with Investing Activities	(76,852)	135,693
Other, Net	-	(4,157)
Net Cash Used in Investing Activities	(2,595,078)	(2,230,456)
Financing Cash Flows		
Common Stock Sold	1,388,270	-
Long-Term Debt Borrowings	-	991,395
Long-Term Debt Repayments	-	(37,000)
Dividends Paid	(81,562)	(75,179)
Treasury Stock Purchased	(16,736)	(7,307)
Proceeds from Stock Options Exercised and Employee Stock Purchase Plan	24,619	21,023
Debt Issuance Costs	-	(1,194)
Other, Net	212	280
Net Cash Provided by Financing Activities	1,314,803	892,018
Effect of Exchange Rate Changes on Cash	(380)	1,461
Increase (Decrease) in Cash and Cash Equivalents	788,585	(35,637)
Cash and Cash Equivalents at Beginning of Period	788,853	685,751
Cash and Cash Equivalents at End of Period	$ 1,577,438	$ 650,114

EOG RESOURCES, INC.
QUANTITATIVE RECONCILIATION OF ADJUSTED NET INCOME (NON-GAAP)
TO NET INCOME (GAAP)
(Unaudited; in thousands, except per share data)

The following chart adjusts three-month and six-month periods ended June 30, 2011 and 2010 reported Net Income (GAAP) to reflect actual net cash realized from financial commodity price transactions by eliminating the unrealized mark-to-market gains from these transactions, to add back impairment charges related to certain of EOG's non-core North American natural gas assets in the first and second quarters of 2011, to eliminate the gains on asset dispositions primarily in North America in the first and second quarters of 2011, and to eliminate the change in the estimated fair value of a contingent consideration liability related to EOG's previously disclosed acquisition of Haynesville and Bossier Shale unproved acreage in the first and second quarters of 2010. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who adjust reported company earnings to match realizations to production settlement months and make certain other adjustments to exclude one-time items. EOG management uses this information for comparative purposes within the industry.

	Three Months Ended June 30,		Six Months Ended June 30,	
	2011	2010	2011	2010
Reported Net Income (GAAP)	$ 295,574	$ 59,872	$ 429,547	$ 177,887
Mark-to-Market (MTM) Commodity Derivative Contracts Impact				
Total Gains	(189,621)	(37,015)	(122,875)	(44,818)
Realized Gains	6,348	15,867	31,285	38,827
Subtotal	(183,273)	(21,148)	(91,590)	(5,991)
After-Tax MTM Impact	(117,281)	(13,540)	(58,641)	(3,836)
Add: Impairments of Certain Non-core North American Natural Gas Assets, Net of Tax	226,177	-	256,460	-
Less: Gains on Asset Dispositions, Net of Tax	(105,224)	-	(151,110)	-
Less: Change in Fair Value of Contingent Consideration Liability, Net of Tax	-	(1,421)	-	(11,354)
Adjusted Net Income (Non-GAAP)	$ 299,246	$ 44,911	$ 476,256	$ 162,697
Net Income Per Share (GAAP)				
Basic	$ 1.11	$ 0.24	$ 1.65	$ 0.71
Diluted	$ 1.10	$ 0.24	$ 1.63	$ 0.70
Adjusted Net Income Per Share (Non-GAAP)				
Basic	$ 1.13	$ 0.18	$ 1.83	$ 0.65
Diluted	$ 1.11	$ 0.18	$ 1.81	$ 0.64
Average Number of Shares				
Basic	265,830	250,825	259,766	250,596
Diluted	269,332	254,503	263,363	254,206

EOG RESOURCES, INC.
QUANTITATIVE RECONCILIATION OF DISCRETIONARY CASH FLOW (NON-GAAP)
TO NET CASH PROVIDED BY OPERATING ACTIVITIES (GAAP)
(Unaudited; in thousands)

The following chart reconciles the three-month and six-month periods ended June 30, 2011 and 2010 Net Cash Provided by Operating Activities (GAAP) to Discretionary Cash Flow (Non-GAAP). EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who adjust Net Cash Provided by Operating Activities for Exploration Costs (excluding Stock-Based Compensation Expenses), Changes in Components of Working Capital and Other Assets and Liabilities, and Changes in Components of Working Capital Associated with Investing and Financing Activities. EOG management uses this information for comparative purposes within the industry.

	Three Months Ended June 30,		Six Months Ended June 30,	
	2011	2010	2011	2010
Net Cash Provided by Operating Activities (GAAP)	$ 1,111,752	$ 681,053	$ 2,069,240	$ 1,301,340
Adjustments				
Exploration Costs (excluding Stock-Based Compensation Expenses)	35,775	44,820	80,542	90,503
Changes in Components of Working Capital and Other Assets and Liabilities				
Accounts Receivable	51,445	(56,495)	165,300	39,275
Inventories	59,329	14,051	127,062	67,363
Accounts Payable	(23,753)	(107,246)	(189,250)	(254,878)
Accrued Taxes Payable	(14,563)	2,221	(94,311)	6,011
Other Assets	(13,860)	11,005	4,796	24,499
Other Liabilities	20,638	5,376	12,017	10,930
Changes in Components of Working Capital Associated with Investing and Financing Activities	(74,655)	61,381	(76,640)	135,973
Discretionary Cash Flow (Non-GAAP)	$ 1,152,108	$ 656,166	$ 2,098,756	$ 1,421,016

EOG RESOURCES, INC.
QUANTITATIVE RECONCILIATION OF NET DEBT (NON-GAAP) AND TOTAL
CAPITALIZATION (NON-GAAP) AS USED IN THE CALCULATION OF
THE NET DEBT-TO-TOTAL CAPITALIZATION RATIO (NON-GAAP)
TO CURRENT AND LONG-TERM DEBT (GAAP) AND TOTAL CAPITALIZATION (GAAP)
(Unaudited; in millions, except ratio data)

The following chart reconciles Current and Long-Term Debt (GAAP) to Net Debt (Non-GAAP) and Total Capitalization (GAAP) to Total Capitalization (Non-GAAP), as used in the Net Debt-to-Total Capitalization ratio calculation. A portion of the cash is associated with international subsidiaries; tax considerations may impact debt paydown. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who utilize Net Debt and Total Capitalization (Non-GAAP) in their Net Debt-to-Total Capitalization ratio calculation. EOG management uses this information for comparative purposes within the industry.

	June 30, 2011
Total Stockholders' Equity - (a)	$ 12,077
Current and Long-Term Debt - (b)	5,226
Less: Cash	(1,577)
Net Debt (Non-GAAP) - (c)	3,649
Total Capitalization (GAAP) - (a) + (b)	$ 17,303
Total Capitalization (Non-GAAP) - (a) + (c)	$ 15,726
Debt-to-Total Capitalization (GAAP) - (b) / [(a) + (b)]	30%
Net Debt-to-Total Capitalization (Non-GAAP) - (c) / [(a) + (c)]	**23%**

EOG RESOURCES, INC.
 THIRD QUARTER AND FULL YEAR 2011 FORECAST AND BENCHMARK COMMODITY PRICING

(a) *Third Quarter and Full Year 2011 Forecast*

The forecast items for the third quarter and full year 2011 set forth below for EOG Resources, Inc. (EOG) are based on current available information and expectations as of the date of the accompanying press release. EOG undertakes no obligation, other than as required by applicable law, to update or revise this forecast, whether as a result of new information, subsequent events, anticipated or unanticipated circumstances or otherwise. This forecast, which should be read in conjunction with the accompanying press release and EOG's related Current Report on Form 8-K filing, replaces and supersedes any previously issued guidance or forecast.

(b) *Benchmark Commodity Pricing*

EOG bases United States, Canada and Trinidad crude oil and condensate price differentials upon the West Texas Intermediate crude oil price at Cushing, Oklahoma, using the simple average of the NYMEX settlement prices for each trading day within the applicable calendar month.

EOG bases United States and Canada natural gas price differentials upon the natural gas price at Henry Hub, Louisiana, using the simple average of the NYMEX settlement prices for the last three trading days of the applicable month.

	ESTIMATED RANGES				
	(Unaudited)				
	3Q 2011			Full Year 2011	
Daily Production					
Crude Oil and Condensate Volumes (MBbld)					
United States	103.5	-	113.5	99.4	-	105.7
Canada	6.5	-	8.0	7.0	-	8.2
Trinidad	2.2	-	3.2	3.0	-	3.5
Total	112.2	-	124.7	109.4	-	117.4
Natural Gas Liquids Volumes (MBbld)					
United States	38.5	-	43.5	38.5	-	40.9
Canada	0.7	-	1.1	0.8	-	1.0
Total	39.2	-	44.6	39.3	-	41.9
Natural Gas Volumes (MMcfd)					
United States	1,100	-	1,130	1,114	-	1,130
Canada	115	-	125	126	-	130
Trinidad	300	-	320	338	-	360
Other International	9	-	13	12	-	16
Total	1,524	-	1,588	1,590	-	1,636
Crude Oil Equivalent Volumes (MBoed)					
United States	325.3	-	345.4	323.6	-	334.9
Canada	26.4	-	29.9	28.8	-	30.9
Trinidad	52.2	-	56.5	59.3	-	63.5
Other International	1.5	-	2.2	2.0	-	2.7
Total	405.4	-	434.0	413.7	-	432.0

	ESTIMATED RANGES (Unaudited)							
	3Q 2011				Full Year 2011			
Operating Costs								
Unit Costs ($/Boe)								
Lease and Well	$	5.85 -	$	6.45	$	5.88 -	$	6.24
Transportation Costs	$	2.89 -	$	3.25	$	2.82 -	$	3.00
Depreciation, Depletion and Amortization	$	16.20 -	$	17.16	$	16.12 -	$	16.54
Expenses ($MM)								
Exploration, Dry Hole and Impairment	$	145.0 -	$	175.0	$	518.0 -	$	563.0
General and Administrative	$	92.0 -	$	99.0	$	311.0 -	$	325.0
Gathering and Processing	$	16.5 -	$	20.5	$	70.0 -	$	77.0
Capitalized Interest	$	13.0 -	$	17.0	$	56.0 -	$	64.0
Net Interest	$	48.5 -	$	53.5	$	197.5 -	$	207.0
Taxes Other Than Income (% of Revenue)		5.8% -		6.4%		6.0% -		6.7%
Income Taxes								
Effective Rate		35% -		50%		35% -		45%
Current Taxes ($MM)	$	60 -	$	75	$	260 -	$	280
Capital Expenditures ($MM) - FY 2011 (Excluding Acquisitions)								
Exploration and Development, Excluding Facilities					$	5,750 -	$	5,850
Exploration and Development Facilities					$	450 -	$	500
Gathering, Processing and Other					$	600 -	$	650
Pricing - (Refer to *Benchmark Commodity Pricing* in text)								
Crude Oil and Condensate ($/Bbl)								
Differentials								
United States - below WTI	$	3.75 -	$	6.25	$	4.00 -	$	6.00
Canada - below WTI	$	7.00 -	$	8.15	$	5.50 -	$	6.75
Trinidad - below WTI	$	8.15 -	$	12.15	$	6.35 -	$	9.25
Natural Gas ($/Mcf)								
Differentials								
United States - below NYMEX Henry Hub	$	0.05 -	$	0.15	$	0.03 -	$	0.15
Canada - below NYMEX Henry Hub	$	0.35 -	$	0.55	$	0.30 -	$	0.50
Realizations								
Trinidad	$	2.25 -	$	3.00	$	2.80 -	$	3.15
Other International	$	5.25 -	$	6.00	$	5.35 -	$	6.00

Definitions

$/Bbl	U.S. Dollars per barrel
$/Boe	U.S. Dollars per barrel of oil equivalent
$/Mcf	U.S. Dollars per thousand cubic feet
$MM	U.S. Dollars in millions
MBbld	Thousand barrels per day
MBoed	Thousand barrels of oil equivalent per day
MMcfd	Million cubic feet per day
NYMEX	New York Mercantile Exchange
WTI	West Texas Intermediate